

SEC 08026320 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

BRILL SECURITIES INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

152 WEST 57TH STREET – 16TH FLOOR
_____
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____ROBERT B. BROWN_____212-957-5700_____
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
_____
(Name – if individual, state last, first, middle name)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM	N.Y.	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ROBERT B. BROWN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC. , as of DECEMBER 31, , 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2007

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.   (516) 568-2700
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2007 and the related statements of income, expenses and retained earnings, statement of changes in ownership equity and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2007, and the results of its operations, stockholder equity and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly yours,

Glasser & Haims CPA. P.C.
GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 12, 2008

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

1.	Cash in bank			$ -
2.	Receivables from brokers or dealers			
	A. Clearance accounts		$ 419,958	
	B. Other		67,158	487,116
4.	Securities owned at market value			
	B. Debt securities		$ 9,570	
	D. Other securities			
	- Corporate Stocks	$ 169,469		
	- Money Market Funds	308,376	477,845	487,415
5.	Securities not readily marketable at estimated fair value			6,867
10.	Furniture and equipment (net)			59,322
11.	Other assets			
	Security deposit		$ 119,918	
	Advances receivable		25,414	
	Prepaid taxes		38,845	184,177
12.	TOTAL ASSETS			$1,224,897

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 425,912
20.	TOTAL LIABILITIES	$ 425,912
24.	TOTAL OWNERSHIP EQUITY	$ 798,985
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,224,897

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

1.	Commissions	$ 5,911,323	
2.	Gain from trading accounts	796,881	
8.	Other revenue		
	Private placement fees	2,372,101	
	Fees for account management	471,436	
	Other revenue	132,782	
9.	Total revenue		$ 9,684,523

EXPENSES

10.	Stockholders, officers salaries and employment costs	$ 1,101,584	
11.	Other employment costs	7,280,203	
14.	Regulatory fees	11,962	
15.	Other expenses	1,236,197	
16.	Total expenses		9,629,946
17.	Net income before federal income tax		$ 54,577
18.	Provision for federal income tax		8,953
	Net income		45,624
	Retained earnings - January 1, 2007		376,228
	Retained earnings - December 31, 2007		$ 421,852

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2007

Balance - January 1, 2007	$ 753,361
Net profit for year	45,624
Balance - December 31, 2007	$ 798,985

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit		$ 45,624
Non-cash items included in net gain		
Depreciation and amortization		14,409
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 210,450	
Securities owned	(283,019)	
Other assets	(49,540)	
		(122,109)
Increase (decrease) in operating liabilities		
Accounts payable, accrued liabilities,		
expenses and other		(53,947)
Cash used by operating activities		(116,023)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture and equipment		(28,091)
Net decrease in cash and cash equivalent		(144,114)
Cash – January 1, 2007		144,114
Cash – December 31, 2007		$ -0-

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - <u>SIGNIFICANT ACCOUNTING POLICIES</u>

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2006 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - <u>STOCKHOLDERS' EQUITY - CAPITAL STOCK</u>

Authorized:
     150,000 shs. - common - par value .10
     100,000 shs. - preferred - par value .10

Issued:
     11,472 shs. - common $ 1,147.20
     Amount paid in over par value   375,985.38

<u>RETAINED EARNING</u>

Balance - December 31, 2007   <u>421,852.13</u>

                                   $ <u>798,984.71</u>

NOTE 3 - <u>COMMITMENTS AND CONTINGENCIES</u>

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires April 30, 2017.
The rent, exclusive of escalation, for the year ended December 31, 2008 is $233,932 and $2,040,073 for the balance of the lease.

In addition to the premises at 152 West 57th Street, the corporation operates from five branch offices. Four of these branch offices are maintained by the account executive who operates in each such office. The corporation maintains it has no liability for any rent for these offices. The fifth office, at 260 Franklin Street, Boston, Ma., is operated under a lease expiring June 30, 2008.

The rent, exclusive of escalation, for the period ended June 30, 2009 is $28,016.

We have been advised by attorneys for the corporation that a former customer filed an arbitration alleging that a registered representative of the firm generated excessive commission and engaged in unsuitable transaction. The corporation does not believe this action has any merit and is vigorously defending the action.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2007 the firm's net capital ratio was .84 to 1 and its net capital exceeded requirements by $407,399.00.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

1.	Total ownership equity			$ 798,985
6.	Deductions			
	A. Non-allowable assets			
	Furniture and equipment		$ 59,322	
	Other assets		184,177	
	Securities not readily marketable		6,867	250,366
8.	Net capital before haircuts			$ 548,619
9.	Haircuts			
	C. (2) Debt securities		$ 670	
	(4) Securities			
	– Corporate Stocks	$ 25,421		
	– Money Market Funds	6,168	31,589	
	D. Undue concentration		8,961	41,220
10.	Net capital			$ 507,399

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital – 6 2/3% of Line 19	$ 28,408
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 407,399
15.	Excess net capital @ 1000% –(line 10 less 10% of line 19)	$ 464,808

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 425,912
19.	Total aggregate indebtedness	$ 425,912
20.	Percentage of aggregate indebtedness to net capital	84%

BRILLL SECURITIES, INC.

DECEMBER 31, 2007

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section k(2)ii.

BRILL SECURITIES, INC.
DECEMBER 31, 2007

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 774,908
Adjustments	
Prepaid taxes	38,845
Accrued taxes payable	(1,738)
Additional depreciation	(13,029)
Rounding adjustment	(1)
Net capital per audit report	$ 798,985

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.   (516) 568-2700

                                        February 12, 2008

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL
SECURITIES INC. for the year ended December 31, 2007, we considered its
internal control structure, including procedures for safeguarding
securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the consolidated financial statements and not
to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures followed
by the Company in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for
determining compliance with the exemptive provisions of Rule 15c3-3(k)
(2) (b). We did not review the practices and procedures followed by the
Company in making the quarterly securities examination, counts, verifi-
cations and comparisons, and the recordation of differences required
by Rule 17a-13; or in complying with the requirements for prompt payment
for securities under Section 8 of Regulation T of the Board of Governors of
the Federal Reserve System, because the Company does not carry security
accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintain-
ing an internal control structure and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and
related costs of internal control structure policies and procedures of the
practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which
the Company has responsibility are safeguarded against loss from unauthorized
use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C.

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580

END